BSI2000, Inc.
126000 West Colfax Ave. Suite B410
Lakewood, Colorado 80215

September 1, 2005

VIA EDGAR AND U.S. MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-7010

Re:	Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB/A, for Fiscal Quarter Ended March 31, 2005
Form 8-K filed on August 11, 2005
File No. 000-28287

Dear Mr. Krikorian:

BSI2000, Inc. (“BSI” or the “Company”) is providing this letter in response to certain comments made by the United States Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated August 19, 2005 (the “Comment Letter”) regarding the Company’s Forms 10-KSB, 10-QSB, 10-KSB/A, 10-QSB/A and Form 8-K filed on August 11, 2005. The Company’s response appears below a recitation of the Commission’s Comment.

Please note, concurrently with the filing of this Response Letter with the SEC, BSI is also filing an amended Form 10-KSB for the Fiscal Year Ended December 31, 2004 (the “Form 10-KSB/A2”), and amended Form 10-QSB for Fiscal Quarter Ended March 31, 2005 (the “Form 10-QSB/A2”), and an amended Form 8-K filed on August 11, 2005 (the “Form 8-K/A1”), which amended filings incorporate, as appropriate, the Company’s responses contained herein.

Mr. Stephen Krikorian
September 1, 2005

Form 10-KSB for the year ended December 31, 2004
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Convertible Debt, page F-17
Prior Comment No. 1

COMMENT 1:
We note your response to comment 1 and have the following comment. Tell us why you believe that the beneficial conversion feature should be recognized immediately instead of being recognized over the life of the related debt. In this regard, indicate how your accounting complies with Issue 6 of EITF 00-27. That is, the Issue states that the discount should be recognized over the redemption period even when there is an earlier conversion date. In addition, since the discount is attributable to debt, the resulting charge should be classified as interest expenses instead of financing cost in your Statements of Operations.

RESPONSE:
After reviewing Issue 6 of EITF 00-27, the Company has concluded that the discount should be amortized over the life of the related debt and that the charge for amortization of the discount should be charged to interest expense in the Statement of Operations. These changes appear in the Form 10-KSB/A2 and Form 10-QSB/A2 that are being concurrently filed (with this Response Letter) with the Commission.

Form 10-KSB/A for the year ended December 31, 2004
Controls and Procedures, page 21

COMMENT 2:
We note in your 10-KSB/A and 10-QSB/A filed on August 8, 2005 that your “Chief Executive Officer and Interim Chief Financial Officer ... have concluded that [as of December 31, 2004], BSI’s disclosure controls and procedures were adequate and effective ...” In light of the restatement of your December 31, 2004 and March 31, 2005 consolidated financial statements, explain how management was able to determine that your disclosure controls and procedures were effective as of December 31, 2004 and March 31, 2005.

RESPONSE:
The Company’s disclosures and procedures were not adequate and effective at December 31, 2004 and March 31, 2005 as is evidenced by the amended Form 10-KSB and Form 10-QSB filings made earlier this year by BSI. The Company has taken measures subsequent to these amended filings to correct these deficiencies that have resulted in BSI filing with the Commission the Form 10-KSB/A2 and Form 10-QSB/A2 concurrently with this Response Letter. The Company believes that it now has procedures in place that provide for adequate disclosures.

Mr. Stephen Krikorian
September 1, 2005

COMMENT 3:
We note in the Form 10-KSB/A that the report of Ehrhardt Keefe Steiner & Hottman PC is dated March 11, 2005. Note that SAS No. 1, Dating of the Independent Auditor’s Report (AICPA, Professional Standards, vol. 1, AU sec. 530) states that, if the auditor is aware of a material subsequent event that has occurred after the completion of fieldwork but before issuance of the report that should be disclosed, his only options are to dual date the report or date the report as of the date of the subsequent event and extend the procedures for review of subsequent events to that date. Explain why the independent registered public accounting firm did not change the report date as a result of the restatement of the consolidated financial statements.

RESPONSE:
All material information relating to and resulting in the restatement to BSI’s financial statements described in Note 10, existed at the date of the auditors’ report and accordingly our independent registered public accounting firm did not consider it necessary to extend any procedures for the purposes of auditing the appropriate accounting and disclosure related to the restatement. The Form 10-KSB/A2, that is being concurrently filed with this Response Letter, has been dual dated at the staff’s request.

Form 8-K filed on August 11, 2005

COMMENT 4:	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•	The date of the conclusion regarding the non-reliance; and

•
A statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

RESPONSE:	Concurrently with the filing of this Response Letter, the Company is filing the Form 8-K/A1, which amended filing includes all of the information required by Item 4.02(a) of Form 8-K.

Mr. Stephen Krikorian
September 1, 2005

Please contact me at 303-231-9095 should you have any questions regarding this Response Letter.

Sincerely,

/s/ Jack Harper
Jack Harper
President and Chief Executive Officer

cc:	Clayton Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP
Douglas Slaybaugh, Ehrhardt Keefe Steiner & Hottman PC